April 20, 2018

VIA EDGAR AND FEDERAL EXPRESS

Jennifer Monick

Assistant Chief Accountant Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ventas, Inc.
Form 10-K for the fiscal year ended December 31, 2017

Filed February 9, 2018

File No. 1-10989

Dear Ms. Monick:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated April 9, 2018 from you to Robert F. Probst, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements

Note 2 — Accounting Policies

Accounting for Historic and New Markets Tax Credits, page 90

1.              We note your response to prior comment 1, please tell us the total amount of capital contributions received from tax credit investors that are recorded within accounts payable and other liabilities as of December 31, 2017 and 2016. Further, please tell us the total amount of tax credits delivered to the tax credit investors that were recorded as a reduction in the cost basis of subject properties as of December 31, 2017 and 2016. Your response should address, but not be limited to, any such amounts that were recorded when the tax credit VIEs were acquired in 2016. In addition, please tell us how you accounted for the tax credit investors’ interest in the tax credit VIEs upon acquisition of these entities in 2016.

The tax credit structures referenced in your inquiries were acquired from our September 2016 acquisition of a portfolio of life science assets, together with subsequent acquisitions and new tax credit structure formations during 2017.  We accounted for our acquisitions in 2017 and 2016 in accordance with ASC 805, Business Combinations and as such we recognized all acquired assets and assumed liabilities at their acquisition date fair values.  The fair value of our real estate investments were determined regardless of any tax credit proceeds that may have been received prior to such investments.  For these acquisitions we also recognized the following liabilities associated with each tax credit investor’s (“TCI’s”) interest in the tax credit structures:

•                  Put liabilities: present value of the contractual put option price for the TCI’s interest in the tax structures, and

•                  Preferred return liabilities: present value of the contractual returns to be paid, if any, to the TCI until the anticipated put option exercise date.

Our disclosures in Note 2 for historic and new markets tax credits reflect our accounting policies relating to the cost basis of our subject investments in real estate developments.  As such, only contributions received from TCIs after an acquisition or contributions received from newly formed tax credit structures will have an effect on the cost basis of our consolidated real estate investments as existing real estate investments were recorded at their acquisition date fair values.

The table below summarizes the amounts of capital contributions recorded within accounts payable and other liabilities, reduction in cost basis of subject properties relating to tax credits delivered to tax credit investors (net of allocated expenses), put liabilities and preferred return liabilities recorded within accounts payable and other liabilities as of our year-end balance sheet dates as well as on the opening balance sheets of our 2017 and 2016 acquisitions.

	December 31, 2017	December 31, 2016	Purchase Accounting balances from 2017 and 2016 acquisitions
Capital contributions received from tax credit investors that were recorded within accounts payable and other liabilities	$—	$—	$—
Reduction in cost basis of subject properties relating to tax credits delivered to tax credit investors, net of allocated expenses	$8.9 million	$—	$—
Put Liabilities that were recorded within accounts payable and other liabilities*	$9.3 million	$10.5 million	$10.6 million
Preferred Return Liabilities that were recorded within accounts payable and other liabilities*	$12.8 million	$9.6 million	$14.0 million

*Activity between periods include interest accretion, measurement period adjustments, payment activity and recognition of liabilities from new acquisitions

We hope that the foregoing has been responsive to the Staff’s comments.

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your April 9, 2018 letter, please call me at (312) 660-3725.

Very truly yours,

/s/ Robert F. Probst

Robert F. Probst
Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.
T. Richard Riney, Executive Vice President, Chief Administrative Officer, General Counsel and Ethics and Compliance Officer of Ventas, Inc.